Mail Stop 6010

								November 21, 2005


Paul E. Berger, M.D.
President and Chief Executive Officer
NightHawk Radiology Holdings, Inc.
250 Northwest Boulevard, Suite 202
Coeur d`Alene, Idaho 83814

	Re:	NightHawk Radiology Holdings, Inc.
		Registration Statement on Form S-1, Amendment 1
		Filed November 8, 2005
		File No. 333-128820

Dear Dr. Berger:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM S-1

General
1. Please provide updated financial information as required by Items
3-05 and 3-12 of Regulation S-X.


Prospectus Summary

Our Business, page 1

2. We note your response to comment 5. Please disclose in your prospectus the basis for your belief that you are the leading provider of off-hours emergency radiology services to radiology groups and hospitals across the U.S.

Our Challenges, page 3

3. We note the revisions pursuant to comment 4, and we reissue the comment in part. Please briefly discuss the difficulties you must overcome to accomplish each of the five strategy objectives you list on pages 2-3.

Summary Consolidated Financial and Operating Data, page 5

4. Please refer to your revisions in response to previous comment number 7. Your presentation of Non-GAAP adjusted data does not appear to comply with Item 10(e) of Regulation S-K. We note that you present non-GAAP data in a format using the same titles or descriptions that are the same used for GAAP financial measures. Please refer to Item
10(e)(1)(ii)(D) of Regulation S-K. Please revise your filing to remove this Non-GAAP data or revise your descriptions of the Non-GAAP measures to comply with Item 10(e)(1)(ii) of Regulation S-K. If you continue to believe that these Non-GAAP adjusted amounts are meaningful to investors please reconcile your Non-GAAP adjusted measure to the most directly comparable financial measure calculated in accordance with GAAP. Pro forma net income does not appear to be the most directly comparable financial measure calculated in accordance with GAAP


We have been subject to medical liability claims . . . , page 10

5. We note your response to comment 10. Have any of the claimants alleged a dollar amount of damages, for example in their complaint?
If so, please disclose the amount(s) alleged. If they have not alleged an amount, please so state.

We have significant international operations . . . , page 12

6. We note your response to comment 11. Since all of the bullet points in this risk factor are already covered by other risk factors, please eliminate this risk factor to avoid the repetitive text.

We will incur increased costs as a result of being a public company .
.. . , page 14

7. We note the revisions pursuant to comment 14. These revisions do not sufficiently distinguish your company from other public companies.
If you keep this risk factor in your filing, please clarify how your company differs from other public companies and how it differs from other companies making their initial public offering.

We are dependent on our management team . . . , page 15

8. We note the revisions pursuant to comment 16 and reissue the comment in part. Please disclose in the risk factor that you do not have employment agreements with Christopher R. Huber or Jon D.
Berger.

Unaudited Pro Forma Condensed Combined Financial Data, page 27

9. We note you are deferring your responses to previous comments
25 -
29. Please note that certain comments are applicable to other sections of the filing. For example, our previous comment number 25 to provide a schedule disclosing the calculation of the purchase price of ATN, including the value assigned to the shares issued and the basis for determining that value also applies to the ATN pro forma financial information disclosures starting on page F-55. Please revise your disclosures in response to previous comments 25 - 29, as appropriate.

Unaudited Pro Forma Condensed Combined Statements of Operations,
page
29

10. We note that you are deferring your response for revisions contemplated in our previous comment 31. Your revised disclosure in pro forma adjustment (6) appears to be in response to previous comment
31 however your revised disclosures do not show how each
adjustment
was computed.   Please revise your disclosures contemplated in our
previous comment 31, as appropriate.

11. We acknowledge your response to previous comment number 32.
We
look forward to your revised disclosures in the amendment to the Registration Statement that include price-related information.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations

Recent Acquisition, page 33

12. We note your response and revisions pursuant to comment 35.
Please disclose in your filing the formulas that will be used to determine the number of additional shares to be issued to ATN stockholders.

Results of Operations, page 43

Comparison of Six Months Ended June 30, 2004 and June 30, 2005,
page
43

Service Revenue, page 43

13. We have read your response to previous comment 37 however your reasons for the increases in service revenues are due to the same factors each period discussed. We note you quantify the increase in radiology group and hospital customers for each period discussed which appears to be the primary reason for the increase in revenue. If you cannot quantify the increases in revenues due to each factor please disclose this fact and discuss why.

Business, page 57

14. Please disclose in your Business section the information required by Item 101(d) of Regulation S-K.

Overview, page 57

15. We note your response to comment 39 and reissue the comment.
Please disclose in your filing the information about preliminary and primary reads that you included in your response letter.

Certain Relationships and Related Party Transactions, page 80

16. We note you issued 1,259,375 shares of common stock to Michael Cooney, M.D. in November 2004. Please disclose additional information concerning the warrant including the time and circumstances of its issuance, the number of shares and exercise price for the shares covered by the warrant, and the dollar value of the services rendered.
In addition, please explain how the number of shares issued in satisfaction of the warrant and services rendered was determined.

17. Please disclose the approximate dollar value of the 155 radiology scans you provide under the contract with Regents, University of California, and disclose the approximate dollar value of the continued medial education courses your contract radiologists are permitted to attend. Disclose whether there is a limit on the number of attendees or courses permitted.

NightHawk Radiology Holdings Inc. and Subsidiaries Financial
Statements

Audited Consolidated Financial Statements, page F-2


Notes to Consolidated Financial Statements, page F-8

Note 1. The Company, page F-8

Recapitalization, page F-8

18. We are considering your response to previous comment number
50.
We note the Company previously operated as NightHawk LLC and that Management held approximately 34% of the LLC before Holdings was formed to acquire all of the outstanding units of the LLC. In March
2004 Holdings purchased with cash approximately 64% of the outstanding units of the LLC from a selling member and Management`s outstanding units of the LLC was exchanged for common stock in Holdings. Please explain to us why Holdings` purchase of approximately 64% of the outstanding units of the LLC from a selling member did not result in obtaining control over the LLC and result in a business combination with Holdings as the acquiring entity. Please refer to footnote 5 to paragraph 9 of SFAS 141 and paragraph 16 of SFAS 141. Additionally, as previously requested, please tell how the recapitalization entries to Stockholders` Equity (Deficit) were computed.

Note 9.  Employee Benefits and Stock Plans, page F-17

19. We are considering your response to previous comment number
52.
Please note we are deferring a final evaluation of stock compensation and other costs recognized until the estimated offering price is specified and we may have further comment in this regard when the amendment containing that information is filed.

Note 10.  Earnings Per Share, page F-19

20. Please refer to your response to previous comment number 53. Please provide us with the computation for the weighted average common shares outstanding for each period presented. Tell us how your accounting for redeemable common stock complies with SFAS 128.

NightHawk Radiology Holdings, Inc. and DayHawk Radiology Services,
LLC
Unaudited Pro Forma Condensed Combined Statement of Income
Overview,
page F-42

Notes to Unaudited Pro Forma Condensed Combined Statement of
Income,
page F-44

Note 2:  Pro Forma Adjustments, page 44

21. Please refer to your revised disclosures in response to previous comment number 59. It appears that your pro forma tax adjustment should be based on the tax status of NightHawk as of December 31, 2004. Please revise your pro forma tax adjustment to give effect to the transaction as of it occurred on January 1, 2004 and include a separate pro forma tax adjustment to give effect to NightHawk`s change in tax status as if it was a taxable entity for the entire year. This comment also applies to other pro forma tax adjustments in the filing.


*	*	*

	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Todd Sherman at (202) 551-3665 or Donald Abbott at (202) 551-3608 if you have questions regarding comments on the financial statements and related matters. Please contact Greg Belliston at (202) 551-3861 or me at (202) 551-3715 with any other questions.

								Sincerely,



								Jeffrey Riedler
								Assistant Director

cc:	Patrick J. Schultheis, Esq.
	Mark J. Handfelt, Esq.
	Mark A. Callon, Esq.
	Wilson Sonsini Goodrich & Rosati Professional Corporation
	701 Fifth Avenue, Suite 5100
	Seattle, Washington 98104
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Paul E. Berger, M.D.
NightHawk Radiology Holdings, Inc.
November 21, 2005
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